Exhibit 1.02 to Form SD

Cisco Systems, Inc.

Conflict Minerals Report

For The Reporting Period January 1 to December 31, 2013

This Conflict Minerals Report (“CMR”) has been prepared by Cisco Systems, Inc. (herein referred to as “Cisco”, the “Company,” “we,” “our” and “us”). The information contained herein includes the activities of Cisco’s majority-owned subsidiaries and variable interest entities that are required to be consolidated for financial reporting purposes. It does not include the activities of variable interest entities that are not required to be consolidated for financial reporting purposes.

This CMR for the reporting period January 1 to December 31, 2013 is presented to comply with the final conflict minerals implementing rules (“Final CM Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by the SEC order issued on May 2, 2014. More specifically, the Final CM Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final CM Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten, and gold (“3TG”).

To comply with the Final CM Rules, we conducted due diligence on the source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture, to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups in any of these countries. Per the Final CM Rules, references to our “products” in Sections II and III of this CMR exclude products “outside the supply chain” prior to January 31, 2013.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Cisco is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Cisco has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I. Overview

a.	Company Overview

Cisco designs, manufactures, and sells Internet Protocol (IP) based networking and other products related to the communications and information technology (IT) industry, and provides services associated with these products and their use.

b.	Products Overview

We deliver networking products and solutions designed to simplify and secure customers’ network infrastructures. Our products and technologies are grouped into the following categories: Switching; Next-Generation Network (NGN) Routing; Service Provider Video; Collaboration; Wireless; Data Center; Security; and Other Products (collectively, “Product Categories”). The information set forth under the subheading “Products and Services” in “Item 1. Business” of our most recent annual report on Form 10-K, filed with the SEC on September 10, 2013, is incorporated herein by reference.

c.	Supply Chain Overview

Cisco’s supply chain operations encompass the development, manufacture, distribution and takeback of our products. This includes demand management and planning, sourcing, order management, manufacturing, delivery, and “reverse logistics” (which term refers to logistics relating to the reuse of products).

We spend billions of dollars each year with thousands of suppliers that manufacture finished products for us and provide associated logistical services, warehouses, and logistics hubs around the world. Our suppliers are numerous, complex, and globally dispersed. We have categorized our suppliers into three types: manufacturing partners, component suppliers, and logistics and service providers. Logistics and service providers were excluded from the reasonable country of origin inquiry (“RCOI”) and due diligence measures discussed below because we have concluded that they do not provide Cisco with any products within the scope of the Final CM Rules.

As explained further below, we rely upon our suppliers to provide information on the origin, source and chain of custody of the conflict minerals contained in product components and materials. We initiated our supply chain due diligence process in late 2012 for the purposes of this CMR.

d.	Overview of Cisco’s Alignment with Existing Industry Conflict Minerals Initiatives

Cisco is a longtime member of the Electronic Industry Citizenship Coalition (“EICC”) and a participant in the EICC’s Global e-Sustainability Initiative (“EICC/GeSI”), which has developed the EICC/GeSI Conflict Free Sourcing Initiative (“CFSI”). In addition, we have adopted the CFSI’s standard industry tools and templates, including the Conflict Free Smelter Program (“CFSP”), a standardized protocol for audits of smelters and/or refineries designed to enable our suppliers to investigate, determine and disclose the identity of the smelters and refineries that are in their supply chain.

II. Reasonable Country of Origin Inquiry and Due Diligence

After conducting an analysis of the composition of our products, we have determined that we are subject to the reporting obligations set forth in the Final CM Rules and are required to file certain information with the SEC on Form SD.

a.	Reasonable Country of Origin Inquiry

We defined our supply chain due diligence “scope of work” to include our existing component suppliers and outsourced manufacturing partners that provide products and components that contain one or more 3TG minerals (collectively referred to as “In Scope Suppliers”). We adopted the CFSI’s Conflict Minerals Reporting Template (“CMRT”) and launched a due diligence survey using the CMRT for In Scope Suppliers, which suppliers represent approximately 99% of our total 2013 direct product-related sourcing expenditures.

After conducting our RCOI, we were unable to determine the country of origin of the conflict minerals contained in our products that are not from recycled or scrap sources. Given this result, we determined that the Final CM Rules require us to exercise due diligence on the source and chain of custody of the conflict minerals contained in our products that conforms to a nationally or internationally recognized due diligence framework.

b.	Design and Implementation of Due Diligence Measures

Our due diligence efforts and processes are based on an internationally recognized due diligence framework provided by the Organisation for Economic Co-Operation and Development (“OECD”). Specifically, our due diligence is based on and designed to comply with the 2nd edition of the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the supplements thereto (“OECD Guidance”). The OECD Guidance recommends that companies integrate into their management systems a five-step framework for risk-based due diligence of supply chains of minerals that may originate from conflict-affected and high-risk areas. Cisco integrated the OECD Guidance into its management systems as follows:

OECD Guidance Step 1. Establish strong management systems for conflict minerals supply chain due diligence and reporting compliance.

(i) We adopted a Conflict Minerals Policy (“CM Policy”) that states our position on the use of conflict minerals. Our CM Policy has been provided to all existing suppliers and will be provided to new suppliers as part of our supplier “on boarding” process. Additionally, a letter communicating Cisco’s conflict minerals commitment was sent to existing suppliers.

(ii) Cisco’s Conflict Minerals Program is overseen by our Senior Vice President of Supply Chain Operations. Our Conflict Minerals Program is managed by a team of subject matter experts from relevant functions within Cisco, including legal and supply chain personnel, as well as a project manager focused on conflict minerals policy implementation and compliance (collectively, the “Conflict Minerals Team”), who together are responsible for implementing our conflict minerals strategy and compliance processes. The results of due diligence and compliance processes are addressed by the Conflict Minerals Team as necessary.

(iii) To establish a system of controls and transparency over the conflict minerals supply chain, we incorporated into our supplier due diligence procedures a requirement for suppliers to provide information regarding the smelters or refineries in their supply chain utilizing the CMRT. We used this information to make the RCOI conclusion in Section II.a of this CMR.

(iv) We established a due diligence compliance process and developed a documentation and record keeping system to ensure that we retain information relevant to our conflict minerals compliance process electronically for a period of five years in accordance with the OECD Guidance.

(v) As we typically do not have a direct relationship with 3TG smelters and refineries, we collaborate with other major companies and manufacturers in our sector, mainly through CFSI, to implement many of our conflict minerals compliance policies and processes.

(vi) To strengthen engagement with our suppliers, we performed smelter outreach to encourage CFSP participation, and our suppliers participated in supply chain training and outreach regarding the Final CM Rules’ requirements and the CFSI data exchange standards.

(vii) We have in place multiple communication channels that serve as grievance mechanisms for the communication of complaints by interested parties relating to our CM Policy. We created an email alias that is available to interested parties for the submission of issues or concerns with our CM Policy, or to voice concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high-risk area. Additionally, we leverage the existing comment-providing mechanism made available in our annual Corporate Social Responsibility Report (“CSR Report”), through which we collect comments, research or investigate the subject matter of such comments and provide, as necessary, appropriate responses. Through this mechanism, interested parties can submit questions or concerns about any policies or statements within our CSR Report, which questions or concerns are then directed to the relevant business unit within Cisco.

(viii) As we typically do not have a direct relationship with 3TG smelters and refineries, we rely on our In Scope Suppliers to provide us with up-to-date and accurate smelter and refinery sourcing information. Our adoption and utilization of the industry standard CFSI templates, tools and auditing program aids us in establishing consistency and transparency throughout our supply chain.

OECD Guidance Step 2. Identify and assess risk in the supply chain.

(i) We surveyed our existing contract manufacturing and component supply chain. All In Scope Suppliers were surveyed using the CMRT to identify the origin, source, and chain of custody of conflict minerals contained in our products.

(ii) CMRT data provided by In Scope Suppliers includes the smelters or refineries used by such suppliers, as well as their locations, which aids us in assessing risk.

OECD Guidance Step 3. Design and implement a strategy to respond to identified risks.

(i) To monitor and mitigate supply chain risk, we adopted and utilized the CMRT and the CFSP.

(ii) To help suppliers understand our expectations, and the due diligence and disclosure obligations contained in the SEC’s Final CM Rules, Cisco contracted with a third party consultant for assistance with developing training modules and delivering training sessions to educate In Scope Suppliers, strengthen their capabilities and improve data quality.

(iii) To undertake additional risk monitoring and mitigation, we developed a compliance and escalation process, including a “red flag” identification and resolution process.

OECD Guidance Step 4. Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

We relied on the CFSI to conduct independent third-party audits of smelters and refineries, as we typically do not have a direct relationship with 3TG smelters or refineries and do not perform direct audits of these entities. As a participating member in the CFSI, we worked with other members to develop the audit procedures and protocols as well as the CMRT, and we include applicable conflict minerals compliance provisions in our Supplier Code of Conduct with our In Scope Suppliers.

OECD Guidance Step 5. Report on supply chain due diligence.

As required under the Final CM Rules, we have filed our Form SD, which contains this CMR as an exhibit thereto, with the SEC for the reporting period commencing January 1, 2013 and ending December 31, 2013.

c.	Summary and Reiteration of Due Diligence Measures Performed.

Cisco’s due diligence was designed to determine whether the necessary conflict minerals in our products originated from the Covered Countries and included the following:

(i) implementation of a CM Policy and a Conflict Minerals Program, external communications with In Scope Suppliers, supplier engagement, due diligence process, record keeping, and a company-level grievance mechanism;

(ii) surveys of In Scope Suppliers per the CMRT, with the goal of ascertaining the presence of conflict minerals in such suppliers’ supply chains, as well as the identity of the smelter or refinery processing such conflict minerals and the smelter or refinery’s country of origin;

(iii) communication of our conflict minerals due diligence expectations to In Scope Suppliers and, in addition, offering supplier training sessions regarding the Final CM Rules’ requirements and our related due diligence expectations;

(iv) integration of responsible sourcing of minerals requirements into our Supplier Code of Conduct and into the new supplier on-boarding and integration processes; and

(v) leveraging, due to our membership in the CFSI, the due diligence conducted via the CFSP, which administers independent private sector audits of smelters and refineries that agree to participate in the CFSP.

III. Efforts to Determine Country of Origin of Conflict Minerals and the Facilities Used to Process the Conflict Minerals

The results of Cisco’s RCOI and due diligence on the source and chain of custody of Cisco’s necessary conflict minerals are the product of Cisco’s iterative and escalating data collection and dialogue process with Cisco’s In Scope Suppliers. This process is designed to obtain information regarding the smelters or refineries from which suppliers source such conflict minerals, and to verify the status of such smelters or refineries that comply with the CFSP assessment protocols as a method of assessing the mine and location of origin of such conflict minerals.

Cisco’s due diligence survey results yielded the names of 1,366 smelters and refineries from which one or more conflict minerals were sourced. Among them, 66 are smelters or refineries that comply with the CFSP assessment protocols. The remainder of the smelters and refineries identified are not, at this time, in compliance with the CFSP assessment protocols. Currently, we are partnering with CFSI’s member companies and our In Scope Suppliers in an effort to collaboratively verify status of these facilities.

As to the remainder of the smelters and refineries that are not in compliance with the CFSP assessment protocols, we were unable to determine the mines of origin of the conflict minerals sourced from such smelters and refineries. However, through our supply chain due diligence, we have been able to determine the country locations of such smelters and refineries. Attached as Addendum A to this CMR is a list of such country locations, grouped according to the specific conflict mineral processed by such smelters or refineries.

IV. Due Diligence Process Improvement Efforts

We intend to take the following steps to continue to improve our due diligence measures and to further mitigate the risk that the trade in conflict minerals contained in our products could benefit armed groups in Covered Countries:

•	partnering and collaborating with CFSI members to verify status of smelters and refineries that are identified by our In Scope Suppliers;

•	enhancing supplier communications, training and escalation processes to improve supplier data accuracy and completeness;

•	continuing to exert influence throughout our supply chain to encourage smelters and refineries to comply with the CFSP assessment protocols; and

•	supporting In Scope Suppliers supplying conflict minerals from sources that are not in compliance with the CFSP assessment protocols in establishing alternative sourcing strategies.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence process improvement made in Section IV, as well as similar strategy and compliance process statements made elsewhere in this CMR, including in Section II.b, are forward-looking in nature and are based on Cisco’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors (such as whether industry organizations and initiatives such as the EICC and CSFI remain effective as a source of external support to us in the conflict minerals compliance process), which may be outside of Cisco’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third party materials or references to websites (including Cisco’s) are not incorporated by reference in, or considered to be a part of this CMR unless expressly incorporated by reference herein.

Addendum A

Non-CFSI Certified Refineries & Smelters Country Location by 3TG

Minerals	Location Countries
Tantalum	UNITED KINGDOM CHINA BRAZIL ETHIOPIA UNITED STATES JAPAN THAILAND MEXICO INDIA SWITZERLAND AUSTRALIA SOUTH AFRICA

Tungsten	JAPAN UNITED STATES CHINA RUSSIAN FEDERATION GERMANY KOREA, REPUBLIC OF BELGIUM ALGERIA CANADA AUSTRIA TAIWAN VIET NAM

Gold	CHILE CHINA JAPAN UZBEKISTAN AUSTRALIA TURKEY GERMANY PHILIPPINES CANADA SWEDEN MEXICO SWITZERLAND KOREA, REPUBLIC OF HONG KONG SPAIN TAIWAN BOLIVIA ITALY RUSSIAN FEDERATION SOUTH AFRICA

Minerals	Location Countries
Gold	UNITED STATES KAZAKHSTAN KYRGYZSTAN SAUDI ARABIA UNITED KINGDOM MALAYSIA SINGAPORE CHINA INDONESIA NETHERLANDS PERU INDIA BELGIUM BRAZIL